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                             June 5, 2020

       Ralph Nicoletti
       Senior Vice President and Chief Financial Officer
       CPG Newco LLC
       1330 W. Fulton Street #350
       Chicago, IL 60607

                                                        Re: CPG Newco LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 29, 2020
                                                            File No. 333-236325

       Dear Mr. Nicoletti:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 21, 2020 letter.

       Form S-1/A Filed on May 29, 2020

       Summary Consolidated Financial Data, page 25

   1. Please revise your disclosures related to the pro forma and pro forma as adjusted balances to be presented under
Consolidated Balance Sheet Data to address the following:

                                                            Revise note (1)(i)
on page 27 to quantify the amount of any loss you recorded when you redeemed all
the outstanding 2013 Notes and, if applicable, disclose when the loss was recorded;
and

                                                            Revise note (2)(ii)
on page 27 to quantify the amount of the estimated loss you will record when you
redeem all the outstanding Senior Notes.
 Ralph Nicoletti
CPG Newco LLC
June 5, 2020
Page 2
         To the extent applicable, please provide similar disclosures in the notes to your
         Capitalization table on page 67 and your subsequent event footnote on page F-26.
Our certificate of incorporation, which will be in effect upon the completion of this offering, page 57

2. We note your revisions to page 57. We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosures to state that there is uncertainty as to whether a court would enforce your exclusive forum provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or
Anne
McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at
(202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameRalph Nicoletti                               Sincerely,
Comapany NameCPG Newco LLC
                                                                Division of
Corporation Finance
June 5, 2020 Page 2                                             Office of
Manufacturing
FirstName LastName